UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL
OMB Number 3235-0123
Expires: January 31, 2007
Estimated average burden
hours per response . . . 12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-44230

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING JANUARY 1, 2007 (MM/DD/YY) AND ENDING DECEMBER 31, 2007 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: JACKSON HATHAWAY HOPPER d/b/a HOPPER SECURITIES-VERMONT

OFFICIAL USE ONLY

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

FIRM ID. NO.
4709

226 Laurel Hill Drive
(No. and Street)

South Burlington (CITY) VT (state) 05403 (zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Jackson Hopper 1-802-862-6861
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Karll, Harvey CPA, P.C.
(NAME- IF INDIVIDUAL STATE LAST, FIRST, MIDDLE NAME)

41 Middle Street (Address) Newburyport (City) MA (State) 01950-2755 (ZIP Code)

CHECK ONE:

XX Certified Public Accountant
Public Accountant
Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Jackson Hopper swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of Jackson Hathaway Hopper, d/b/a Hopper Securities-Vermont, as of December 31, 2007 are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Jackson H. Hopper
Signature

Owner
Title

Notary Public

This report** contains (check all applicable boxes):

X (a) Facing page.
X (b) Statement of Financial Condition.
X (c) Statement of Income (Loss).
(d) Statement of Changes in Financial Condition.
X (e) Statement of Changes in Stockholders' Equity, or Partners' or Sole Proprietor's Capital.
(f) Statement of Changes in Liabilities Subordinated to Claims, of Creditors.
X (g) Computation of Net Capital
(h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
X (I) Information Relating to the Possession or control Requirements under Rule 15c3-3.
(j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
X (K) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation
X (l) An Oath or Affirmation
(m)A copy of the SIPC Supplemental Report.
X (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions, of this filing, see section 240.17d-5 (e)(3).*

Harvey E. Karll CPA, P.C.

41 Middle Street
Newburyport, Massachusetts 01950
(978) 465-9512 Fax (978) 462-9043

Report on Internal Control Required By SEC Rule 17a-5 for a Broker-Dealer claiming an exemption From SEC Rule 15c3-3

Jackson Hopper
Hopper Securities-Vermont
So. Burlington, VT

In planning and performing my audit of the financial statements of Hopper Securities-Vermont (the Company), a proprietorship, for the year ended December 31, 2007, I considered its internal control, including control activities for safeguarding securities, in order to determine my auditing procedures for the purpose of expressing my opinion on the financial statements and not to provide assurance on the internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission ("SEC"), I have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that I considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debts) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, I did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded

properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

My consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. I did not identify any deficiencies in internal control and control activities for safeguarding securities that I consider to be material weaknesses, as defined above.

I understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on my study, I believe that the Company's practices and procedures were adequate at December 31, 2007 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, Management, the SEC, (Designated self-regulatory organization), and other regulatory agencies that rely on Rule 17a-5(g) under the

Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Harvey E Karll CPA, P.C.

Harvey E Karll CPA, P.C.
Newburyport, MA
January 18, 2008

HOPPER SECURITIES - VERMONT

AUDITED FINANCIAL STATEMENTS

DECEMBER 31, 2007

Contents

*****

***

*

Harvey E. Karll CPA, P.C.

41 Middle Street
Newburyport, Massachusetts 01950
(978) 465-9512 Fax (978) 462-9043

Hopper Securities - Vermont
So. Burlington, VT

INDEPENDENT AUDITOR'S REPORT

I have audited the accompanying statement of financial condition of Hopper Securities-Vermont (a proprietorship) as of December 31, 2007 and the related statements of income, proprietor's capital, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the owner. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted my audit in accordance with auditing standards, generally accepted in the United States of America. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by the owner, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Hopper Securities-Vermont as of December 31, 2007, and the results of its operations and cash flows for the year then ended, in conformity with principles generally accepted in the United States of America.

My audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule I, II, and III are presented for the purpose of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in my opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Harvey E. Karll CPA, P.C.

Harvey E. Karll CPA, P C.
January 18,2008

Jackson Hathaway Hopper
d/b/a Hopper Securities-Vermont
Statement of Financial Condition
December 31, 2007

Assets

Cash & Cash Equivalents	$ 11,416
Commissions Receivable	2,846
Prepaid NASD Fees	435
Investments	227,914
Equipment and Furniture, at cost, less Accumulated Depreciation of $6,349	0
	$242,611

Liabilities and Owners' Equity

Liabilities:

Accrued Expenses	1,400
	1,400

Owners Equity:

Jackson Hopper Capital	$241,211
	$242,611

See Accountant's Report & Accompanying Notes

Jackson Hathaway Hopper d/b/a Hopper Securities-Vermont
Statement of Income
For The Year Ended December 31, 2007

Revenues	
Commissions Income	$ 4,004
Advisory Fees	2,250
Mutual Funds Income	8,909
Unrealized gain (loss) on securities	37,296
Interest and dividends	2,402
FINRA	35,000
	89,861
Expenses:	
Communications and data processing	1,402
Regulatory fees and expenses	885
Clearance Fees	2,576
Other expenses	7,335
	12,198
Net Income (Loss)	$ 77,663

See Accountant's Report & Accompanying Notes

HOPPER SECURITIES - VERMONT
STATEMENT OF PROPRIETOR'S CAPITAL
DECEMBER 31, 2007

PROPRIETOR'S CAPITAL - DECEMBER 31, 2006	$214,548
NET INCOME (LOSS)	77,663
OWNER'S DRAWINGS	(51,000)
PROPRIETOR'S CAPITAL - DECEMBER 31, 2007	$241,211

See Accountant's Report & Accompanying Notes

Jackson Hathaway Hopper d/b/a Hopper Securities-Vermont
Statement of Cash Flows
Twelve Months Ended December 31, 2007

		Year To Date
Cash Provided from Operations		
Net Income (Loss)	$ 77,663.26	
Adjustments		
Add:		
Commissions Receivable	6,562.75	
Less:		
Accounts Payable	(1,339.53)	
Prepaid Advisory Fees	(900.00)	
Accrued Expenses	(600.00)	
Cash from Operations		81,386.48
Cash Flows - Invested		
Investments	(37,296.45)	
Investing Cash Flows		(37,296.45)
Cash Flows - Financing		
J.Hopper Drawings	(51,000.00)	
Financing Cash Flows		(51,000.00)
Cash Increase (Decrease)		(6,909.97)
Cash - Beginning of Year		
Cash-Checking	12,758.25	
Cash-Money Market	5,568.04	
Total Beginning of Year		18,326.29
Cash on Statement Date		$ 11,416.32

See Accountant's Report and Accompanying Notes

HOPPER SECURITIES - VERMONT
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2007

1. NATURE OF BUSINESS

Hopper Securities - Vermont, a proprietorship is engaged in the securities broker business. The business operation receives and purchases securities per customer's request and operates primarily in the Chittenden County area of Vermont.

2. SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting

The company uses the accrual method of accounting for financial and tax accounting purposes.

Concentration of Credit Risk

The Company maintains its cash in bank deposit accounts which, at times, may exceed federally insured limits. Accounts are guaranteed by the Federal Deposit Insurance Corporation (FDIC) up to $100,000. At December 31, 2007 the company had nothing in excess of FDIC insured limits. The company has not experienced any losses in such accounts.

Cash and Cash Equivalents

For the purposes of reporting cash flows, the company considers all highly liquid debt instruments purchased with an original maturity of three months or less to be cash equivalents. The company places its temporary cash investments with high credit quality financial institutions. At times such investments may be in excess of the Federal Insurance Deposit Corporation (FDIC) insurance limit.

Segregated Cash

A special account for specific customer funds received on the sale and purchase of security investments for the customer.

Depreciation

Property and equipment are stated at cost. Depreciation is recorded on the straight-line basis over the estimated useful life of the related assets. Routine repairs and maintenance are expensed as incurred. The estimated useful lives of the Company's assets are as follows:

Furniture & Equipment	5 and 7 years

2. SIGNIFICANT ACCOUNTING POLICIES Cont'd

Investments

The owner classifies its marketable equity securities as investment. Realized gains and losses are included in earnings based on the period the specific identifiable stock is sold. The owner must maintain a minimum capital in the form of cash and marketable securities. The investments are reflected at fair market value on the balance sheet.

The investments are as follows:

	Shares	Cost	Fair Value 12-31-07	Fair Value 12-31-06	Unrealized Gain (Loss)
International Business Machines Inc.	1,571	$62,566	$169,825	$152,623	$17,202
NASDAQ Stocks	900	13,200	44,541	27,711	16,830
Oracle Corporation	600	4,125	13,548	10,284	3,264
TOTAL		$79,891	$227,914	$190,618	$37,296

Fair Value of Financial Statements

Financial Accounting Standards Board Statement No. 107 (SFAS No. 107), requires disclosure of the fair values of most on-and off-balance sheet financial instruments for which it is oractiable to estimate that value. The scope of SFAS No. 17 excludes certain financial instruments, such as trade receivables and payables when the carrying value approximates the fair value, employee benefit obligations and all non-finanical instruments, such as fixed assets. The fair value of the company's assets and liabilities which qualify as financial instruments under SFAS No. 107 approximate the carrying amounts presented in the Statement of Financial Condition.

Income Taxes

Income from the proprietorship is combined with the income and expenses of the proprietor from other sources and reported in the proprietor's individual federal and state income tax returns. The proprietorship is not a tax paying entity for purposes of federal and state income taxes, and thus no income taxes have been recorded in the statements.

2. SIGNIFICANT ACCOUNTING POLICIES Cont'd

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires the owner to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Revenue Recognition

The company recognizes commissions income and related expenses on a trade date basis required by generally accepted accounting principles.

3. NET CAPITAL

As a broker/dealer, the company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (Rule 15c3-1), which requires the company to maintain a specified amount of net capital, as defined, and a ratio of aggregate indebtedness to net capital, as derived, not exceeding 15 to 1. The company's net capital computed under 15c3-1 was $186,253 at December 31, 2007, which exceeded required net capital of $ 50,000 by $136,253. The ratio of aggregate indebtedness to net capital at December 31, 2007 was 0.01 to 1.0.

END